[Letterhead of Alexander & Baldwin, Inc.]

August 21, 2013

Via EDGAR

Michael McTiernan

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington D.C.  20549-3628

RE:                           Alexander & Baldwin, Inc.
Registration Statement on Form S-4, as amended
File No. 333-189822

Dear Mr. McTiernan:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Alexander & Baldwin, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement to 4:00 p.m. Eastern Daylight Time on August 21, 2013, or as soon as practicable thereafter.

In connection with this request, the Company acknowledges that:

•                  should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please contact Marc S. Gerber of Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7233.

[signature page follows]

Sincerely,

Alexander & Baldwin, Inc.

/s/ Nelson N.S. Chun
Nelson N.S. Chun
Senior Vice President and
Chief Legal Officer

cc:	Marc S. Gerber
Skadden, Arps, Slate, Meagher & Flom LLP